SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A2 (Amendment No. 2)
          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45325S-10-1
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                Treasury Building
                            Lower Grand Canal Street
                                Dublin 2, Ireland
                                (353) 1-709-4000

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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                January 28, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  45325S-10-1
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      (1) NAME OF REPORTING PERSONS
                  --------------------------------------------------------------
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions) (a) [ ]
                  (b)  [  ]
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      (3) SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [ X ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               494,364 (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         494,364 (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  494,364 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 2 of 10

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CUSIP No.  45325S-10-1
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
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      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions) (a) [ ]
                  (b)  [  ]
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      (3) SEC USE ONLY

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      (4)         SOURCE OF FUNDS (See Instructions)
                  WC, OO
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      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               494,364 (See Item 5)
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         494,364 (See Item 5)
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      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  494,364 (See Item 5)
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      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)  [  ]
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      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.42% (See
                  Item 5)
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      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
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                                  Page 3 of 10

Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 2 is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), and Elan's direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted company ("EIS"), and relates to the common stock, par value $.01 per share (the "Common Stock"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation ("Aeolus"). This Amendment No. 2 amends the Schedule 13D filed by Elan with the Securities and Exchange Commission (the "Commission") on February 7, 2001, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on May 27, 2004 (the "Schedule 13D") relating to the Common Stock of Incara Pharmaceuticals Corporation (the "Former Parent"). On November 20, 2003, a reorganization and merger (the "Reorganization") of the Former Parent with and into Incara, Inc. ("Incara"), which immediately prior to the Reorganization was a wholly-owned subsidiary of the Former Parent, was completed. Incara subsequently changed its name from Incara, Inc. to Incara Pharmaceuticals Corporation. On July 16, 2004, Incara effected a one-for-ten reverse stock split of its common stock and changed its name to Aeolus Pharmaceuticals, Inc. (the "Name Change"). As used herein, the term "Issuer" means the Former Parent for the period prior to completion of the Reorganization, Incara for the period subsequent to completion of the Reorganization and prior to the Name Change and Aeolus, for the period subsequent to the Name Change. The name and address of the principal executive offices of the Issuer is Aeolus Pharmaceuticals, Inc., P.O. Box 14287, 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, North Carolina 27709.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan and EIS, in respect of Common Stock beneficially owned directly by EIS and Common Stock that was beneficially owned directly by Elan Pharmaceutical Investments III, Ltd., a Bermuda exempted company ("EPIL III"). EPIL III is a direct wholly-owned subsidiary of EIS.

     Elan's principal place of business is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. Elan is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment holding company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan and EIS.

     Except as set forth below, during the last five years, neither Elan or EIS nor, to their knowledge, any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

     On February 8, 2005, the Securities and Exchange Commission (the "SEC") filed a civil action against Elan in the United States District Court for the District of Columbia (the "Court") (Civil Action No. 05-282). In the complaint, the SEC alleged that Elan violated the antifraud provisions of the federal securities laws for failing to disclose material information about Elan's financial results in periodic reports filed with the SEC and in quarterly earnings press releases disseminated to investors. Without admitting or denying the allegations in the action, Elan consented to the entry of a final judgment that permanently enjoins Elan from violating the antifraud provisions of the federal securities laws, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, as well as reporting and internal control provisions, Sections 13(a) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-16 thereunder. The judgment ordered Elan to pay $1 in disgorgement and a $15 million civil penalty. The final judgment was entered by the Court on February 10, 2005.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended (numbers give effect to the one-for-ten stock split described above) as follows:

     The last sentence of the fourth paragraph of Item 3 is replaced by the following paragraph:

     Outstanding principal and accrued interest on the Note is $834,128.00 as of May 10, 2005.

     The sixth paragraph of Item 3 is replaced by the following paragraphs:

     The Series B Preferred Stock is convertible into shares of the Common Stock at a rate of one share of Common Stock for each share of Series B Preferred Stock.

     In June 2004, EIS sold an aggregate of 48,000 shares of Common Stock.

     On December 17, 2004, EPIL III sold 28,457 shares of Series B Preferred Stock and the Warrant in a privately negotiated transaction for aggregate cash consideration of $28,457.00

     In January 2005, EPIL III made the following sales of Common Stock in the open market:

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                Date:            Number of Shares:       Price per Share:
                ----             ----------------        ---------------
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               1/10/05                     500                  $1.03
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               1/10/05                   1,910                  $1.02
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               1/10/05                   3,500                  $1.01
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               1/10/05                   4,090                  $1.00
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               1/11/05                   4,000                  $1.00
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               1/18/05                  10,000                  $0.93
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               1/19/05                  15,000                  $0.90
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               1/24/05                  15,000                  $0.84
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               1/28/05                 254,033                  $0.70
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Page 5 of 10

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of May 11, 2005, Elan (indirectly through its ownership of EIS) and EIS (directly) each beneficially owned 494,364 shares of Common Stock (consisting of 475,087 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock and 19,277 shares of Common Stock issuable upon conversion of the Note), representing 3.42% of the outstanding shares of Common Stock (based on 13,975,760 shares of Common Stock outstanding as of May 3, 2005 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31,
2005).

     (b) As of May 11, 2005, Elan (indirectly through its ownership of EIS) and EIS (directly) each had the shared voting and dispositive power over 494,364 shares of Common Stock (consisting of 475,087 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock and 19,277 shares of Common Stock issuable upon conversion of the Note), representing 3.42% of the outstanding shares of Common Stock (based on 13,975,760 shares of Common Stock outstanding as of May 3, 2005 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2005).

     (c) None.

     (d) None.

     (e) Elan and EIS each ceased to be the beneficial owner of more than five percent of the Common Stock on January 28, 2005.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by restating Exhibit 5 to read as follows:

     5. Certificate of Incorporation, as amended, of the Issuer (incorporated by reference to exhibit 3.1 to the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2004).

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 11, 2005

                              ELAN CORPORATION, PLC


                              By:  William F. Daniel
                                   ---------------------------------------------
                                   Name:  William F. Daniel
                                   Title:  EVP and Company Secretary


                              ELAN INTERNATIONAL SERVICES, LTD.


                              By:  Kevin Insley
                                   ---------------------------------------------
                                   Name: Kevin Insley
                                   Title:  President and CFO

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe and Thornburgh and Ms.
Gray) of Elan are set forth below:

1. (a) G. Kelly Martin, (b) 875 Third Avenue, New York, New York 10022, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3. (a) William F. Daniel (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Executive Vice President and Company Secretary, and
     (d) Ireland.

4. (a) Richard Collier, (b) 3500 Horizon Drive, King of Prussia, PA 19406, (c) Executive Vice President and General Counsel, and (d) United States.

5. (a) Paul Breen, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Executive Vice President, Global Services and Operations, and
     (d) Ireland.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin M. McIntyre, M.D., (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical

     School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

                                  EXHIBIT INDEX


     5. Certificate of Incorporation, as amended, of the Issuer (incorporated by reference to exhibit 3.1 to the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2004).